Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606

December 30, 2008
Mr. Sonny Oh
Securities and Exchange Commission
Office of Investment Management — Division of Insurance Products
100 F Street, N.E.
Washington, D.C. 20549
Re: Van Kampen Life Investment Trust —
Post-Effective Amendment No. 43 to the
Registration Statement on Form N-1A
(the “Registration Statement”)
(File Nos. 33-00628 and 811-4424)
Dear Mr. Oh:
                Thank you for your telephonic comments regarding Post-Effective Amendment No. 43 to the Registration Statement on Form N-1A for Van Kampen Life Investment Trust (the “Trust”), on behalf of its series, Van Kampen Global Tactical Asset Allocation Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (the “Commission”) on October 21, 2008 pursuant to Rule 485(a) of the of the General Rules and Regulations of the Commission promulgated under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”) (the “General Rules and Regulations”). On behalf of the Portfolio, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 44 to the Trust’s Registration Statement on Form N-1A, which will be filed pursuant to Rule 485(b) of the General Rules and Regulations via EDGAR on or about December 30, 2008.

Comments to the Prospectus:

Comment 1(a)	Please reconcile the name of the Portfolio on the front cover, the back cover and throughout the Prospectus.

Response 1(a)	The Portfolio has made the reconciliations as requested.

Comment 1(b)	On the back cover of the Prospectus, please clarify the reports referenced there.

Response 1(b)	The Portfolio has made the revision to the disclosure as requested.

Comment 2	Please reconcile the references in the Table of Contents to the sections to which they refer in the Prospectus.

Response 2	The Portfolio has made the reconciliations as requested.

Comment 3(a)	In the last sentence of the third paragraph in the section entitled “Risk/Return Summary — Principal Investment Strategies, ” it states that “[t]he Portfolio may invest up to 10% of its total assets in other investment companies, including exchange traded [funds] (“ETFs”)”. Please supplementally explain the basis for making such investments under the 1940 Act or any exemptions thereunder.

Response 3(a)	Section 12(d)(1)(A) of the 1940 Act generally permits a fund to acquire securities issued by another investment company as long as the fund and any company or companies controlled by it immediately after such acquisition own in the aggregate (i) not more than three percent of total outstanding voting stock of the acquired company; (ii) securities issued by the acquired company having an aggregate value of not more than five percent of the value of the total assets of the acquiring company; or (iii) securities issued by the acquiring company and all other investment companies having an aggregate value of not more than ten percent of the value of the total assets of the acquiring company. The Portfolio intends to comply with the limits imposed by Section 12(d) of the 1940 Act.

Comment 3(b)	In the first sentence of the fourth paragraph in the section entitled “Risk/Return Summary — Principal Investment Strategies, ” the term “Strategic Transactions” is defined. Please use this term consistently throughout the Prospectus.

Response 3(b)	The Portfolio has made the revisions as requested.

Comment 3(c)	Please reconcile the risks disclosed in the section entitled “Risk/Return Summary — Principal Investment Risks” with the disclosure in the sections entitled “Investment Objective, Principal Investment Strategies and Risks — Risks of Equity Securities,” “Investment Objective, Principal Investment Strategies and Risks — Risks of Fixed Income Securities” and “Investment Objective, Principal Investment Strategies and Risks — Risks of Securities of Foreign Issuers.”

Response 3(c)	The Portfolio respectfully submits that a summary of each of the principal investment risk disclosure items provided in the sections entitled “Investment Objective, Principal Investment Strategies and Risks — Risks of Equity Securities,” “Investment Objective, Principal Investment Strategies and Risks — Risks of Fixed Income Securities” and “Investment Objective, Principal Investment Strategies and Risks — Risks of Securities of Foreign Issuers” are already disclosed in the section entitled “Risk/Return Summary — Principal Investment Risks,” albeit in some cases, under different sub-headings. For example, the section entitled “Investment Objective, Principal Investment Strategies and Risks — Risks

of Fixed Income Securities,” includes separate sub-headings for “U.S. government securities,” “Mortgage-backed securities” and “Corporate fixed income securities,” whereas the section entitled “Risk/Return Summary — Principal Investment Risks” covers the risks associated with each of those sub-headings with other sub-headings such as “Market risk,” “Credit risk,” “Income risk,” “Prepayment or call risk” and “Extension risk.” The Portfolio respectfully believes that the current disclosure presents the appropriate principal investment risks of the Portfolio in the section entitled “Risk/Return Summary — Principal Investment Risks” in the most clear and concise way possible and therefore does not believe that additional disclosure is necessary.

Comment 3(d)	Please include disclosure regarding investments in illiquid securities in the section entitled “Investment Objective, Principal Investment Strategies and Risks,” including the appropriate risk disclosure, or supplementally state that such investments are not a principal investment strategy of the Portfolio.

Response 3(d)	Investments in illiquid securities are not currently a principal investment strategy of the Portfolio.

Comment 4(a)	Please reconcile the risks disclosed in the section entitled “Risk/Return Summary — Principal Investment Risks” with the disclosure in the sections entitled “Investment Objective, Principal Investment Strategies and Risks.”

Response 4(a)	Please see Response 3(c) above.

Comment 4(b)	Please include disclosure regarding investments in equity securities in the section entitled “Risk/Return Summary — Principal Investment Risks.”

Response 4(b)	The Portfolio respectfully submits that a summary of the risks of investing in equity securities is currently included in the first paragraph in the section entitled “Risk/Return Summary — Principal Investment Risks — Market risk.” Such disclosure states the following:

Market risk is the possibility that the market values of securities owned by the Portfolio will decline. Market risk may affect a single issuer, industry, sector of the economy or the market as a whole. Investments in common stocks and other equity securities generally are affected by changes in the stock markets which fluctuate substantially over time, sometimes suddenly and sharply. During an overall stock market decline, stock prices of small- or medium-sized companies (in which the Portfolio may invest) may be more volatile than stock prices of larger companies.

Thus, the Portfolio does not believe that additional disclosure is necessary.

Comment 4(c)	In the section entitled “Risk/Return Summary — Principal Investment Risks — Credit risk,” please add disclosure stating that medium and lower quality fixed income securities and non-investment grade fixed income securities of comparable quality are also known as “junk bonds.”

Response 4(c)	The Portfolio has added disclosure as requested that lower-grade securities are also known as “junk bonds.”

Comment 4(d)	In the section entitled “Risk/Return Summary — Principal Investment Risks — Risks of using derivative instruments,” please consider adding more disclosure, similar to that disclosed in the section entitled “Investment Objectives, Principal Investment Strategies and Risks — Strategic Transactions” in the Statement of Additional Information.

Response 4(d)	The Portfolio notes that the paragraph referenced is not included in funds in the Van Kampen Fund Complex that invest only in securities of issuers in the United States and is included in those funds that make foreign investments to comply with Item 6(a)(1) of Form N-1A. The Portfolio respectfully submits that the disclosure provided in the section entitled “Investment Objective, Principal Investment Strategies and Risks — Strategic Transactions” in the Prospectus and in the section with the same title in the Statement of Additional Information are intended to provide more complete disclosure than the disclosure provided in the summary section. The disclosure contained in the section entitled “Risk/Return Summary — Principal Investment Risks — Risks of using derivative instruments,” is intended to summarize the principal investment risk disclosure in the referenced sections and thus the Portfolio respectfully believes that no revisions are necessary.

Comment 5	In the section entitled “Risk/Return Summary — Principal Investment Risks — Performance Information,” please confirm that when the Portfolio has a calendar year of return information to report, the disclosure will indicate that fees and expenses at the contract level are not included in the performance chart, and if such fees and expense were included therein, returns would be lower.

Response 5	The Portfolio confirms that such disclosure will be added when the Portfolio has a full calendar year of return information to report.

Comment 6	In the section entitled “Van Kampen Life Investment Trust General Information,” please provide the number of portfolios currently available in Van Kampen Life Investment Trust.

Response 6	The Portfolio has added the disclosure as requested.

Comment 7	In the section entitled “Investment Advisory Services” please identify the portfolios referenced in the “Combined Portfolios.”

Response 7	The Portfolio has deleted the reference to “Combined Portfolios” in the section referenced, as it is not relevant.

Comment 9	In the section entitled “Investment Advisory Services,” please specify Ms. Zhou’s experience for the past five years.

Response 8	The Portfolio has revised the disclosure as requested.

Comment 9	In the section entitled “Investment Advisory Services,” as required by Item 5(a)(3) of Form N-1A, please provide any relevant legal proceedings, if applicable.

Response 9	Not applicable. Thus, the Portfolio has not provided any additional disclosure in the section referenced.

Comment 10	In the section entitled “Purchase of Shares — Determination of Net Asset Value,” as required by the Instruction to Item 6(a)(1) of Form N-1A, please provide disclosure regarding the effect of using fair value pricing. In addition, please better tailor the discussion to the valuation process for this particular portfolio (e.g., its investments in other investment companies and exchange traded funds).

Response 10	The Portfolio has revised the disclosure to state the following:

If events occur between the time when a security’s price was last determined on a securities exchange or market and the time when the Fund’s net asset value was last calculated that the investment adviser deems materially affect the price of such portfolio security (for example, (i) movements in certain U.S. securities indices which demonstrate strong correlation to movements in certain foreign securities markets, (ii) a foreign securities market closes because of a natural disaster or some other reason, (iii) a halt in trading of the securities of an issuer on an exchange during the trading day or (iv) a significant event affecting an issuer occurs), such securities may be valued at their fair value as determined in good faith in accordance with procedures established by the Portfolio’s Board of Trustees, an effect of which may be to foreclose opportunities available to market timers or short-term traders [emphasis added].

The Portfolio also respectfully submits that the Portfolio’s current disclosure indicates how all securities held in its portfolio will be valued, including investments in other investment companies and exchange traded funds. The disclosure states:

Such computation is made by using prices as of the close of trading on the Exchange and valuing portfolio securities (i) for which market quotations are readily available at such market quotations

(for example, using the last reported sale price for securities listed on a securities exchange or using the mean between the last reported bid and asked prices on unlisted securities) and (ii) for which market quotations are not readily available and any other assets at their fair value as determined in good faith in accordance with procedures established by the Portfolio’s Board of Trustees. In cases where a security is traded on more than one exchange, the security is valued on the exchange designated as the primary market. Securities with remaining maturities of 60 days or less are valued at amortized cost, which approximates market value.

Thus, the Portfolio does not believe additional disclosure is necessary.

Comments to the Statement of Additional Information:

Comment 11(a)	On the front cover page of the Statement of Additional Information, please confirm the number of portfolios available through the Trust.

Response 11(a)	The Portfolio has amended the disclosure to indicate that there are eight portfolios currently available through the Trust.

Comment 11(b)	Please confirm the absence in the Trust of Emerging Growth Portfolio. If now known as Capital Growth Portfolio, please provide the dates and filing numbers of any relevant filings.

Response 11(b)	Emerging Growth Portfolio changed its name to Strategic Growth Portfolio on August 15, 2006. The Trust filed a Third Amended and Restated Certificate of Designation of Strategic Growth Portfolio (formerly Emerging Growth Portfolio) as exhibit (a)(5) to its Post Effective Amendment No. 41 to the Trust’s Registration Statement which was filed with the Commission on April 12, 2007. Strategic Growth Portfolio changed its name to Capital Growth Portfolio effective April 30, 2008. Such name change was reflected on the front cover of Capital Growth Portfolio’s prospectuses dated April 30, 2008, as filed in Post Effective Amendment No. 42 to the Trust’s Registration Statement which was filed with the Commission on April 15, 2008. The Portfolio’s Fourth Amended and Restated Certificate of Designation, dated April 30, 2008, will be filed with the Trust’s next Post-Effective Amendment filing. The Portfolio notes that such name changes are reflected in the last sentence of the first paragraph in the section entitled “General Information,” as consistent with Item 10(b) of Form N-1A.

Comment 11(c)	Please confirm the absence in the Trust of Aggressive Growth Portfolio. If now known as Mid Cap Growth Portfolio, please provide the dates and filing numbers of any relevant filings.

Response 11(c)	Aggressive Growth Portfolio changed its name to Mid Cap Growth Portfolio effective April 30, 2008. Such name change was reflected on the front cover of Mid Cap Growth Portfolio’s prospectuses dated April 30, 2008, as filed in Post Effective Amendment No. 42 to the Trust’s Registration Statement which was filed with the Commission on April 15, 2008. The Portfolio’s Amended and Restated Certificate of Designation, dated April 30, 2008, will be filed with the Trust’s next Post-Effective Amendment filing. The Portfolio notes that such name changes are reflected in the last sentence of the first paragraph in the section entitled “General Information,” as consistent with Item 10(b) of Form N-1A.

Comment 12	Throughout the Statement of Additional Information, in lieu of general references to “a Portfolio’s” ability to invest in certain securities, please identify the portfolios by name that are permitted to invest in each security disclosed.

Response 12	The Portfolios have revised the disclosure as requested. Below is an example of such disclosure:

Each Portfolio may invest in [investment] (except the [Named] Portfolio).

Comment 13(a)	In the section entitled “Investment Restrictions,” for all applicable Portfolios, please reconcile the fundamental investment restriction which states such Portfolio shall not “invest more than 25% of its total net asset value in any one industry, except that the Portfolio may purchase securities of other investment companies to the extent permitted by (i) the 1940 Act, as amended from time to time, (ii) the rules and regulations promulgated by the SEC under the 1940 Act, as amended from time to time, or (iii) an exemption or other relief from the provisions of the 1940 Act, as amended from time to time” with such Portfolios’ non-fundamental operating policy which states that such Portfolio shall not “invest 25% or more of its total net asset value in any one industry, except that the Portfolio may purchase securities of other investment companies to the extent permitted by (i) the 1940 Act, as amended from time to time, (ii) the rules and regulations promulgated by the SEC under the 1940 Act, as amended from time to time, or (iii) an exemption or other relief from the provisions of the 1940 Act, as amended from time to time.”

Response 13(a)	The fundamental investment restriction states that the relevant Portfolios shall not invest more than 25% of each of their assets in any one industry, whereas the non-fundamental operating policy places a more stringent requirement on the relevant Portfolios in that such Portfolios shall not invest 25% or more of each of their assets in any one industry (emphasis added). The dual policies on industry concentration stem from previously received comments from the Staff regarding the same fundamental investment restriction that was filed as part of other Van Kampen funds’ registration statements. The Staff comments indicated that the current Commission policy regarding industry concentration included 25%, whereas the Van Kampen funds’ fundamental investment restriction of “more than 25%” did not include 25%. Because a costly shareholder vote would have been necessary to effectuate such a change to the Van Kampen funds’ fundamental investment restriction, the Van Kampen funds adopted the more stringent non-fundamental operating policy. As a practical matter, the relevant Portfolios follow the more stringent non-fundamental operating policy of not investing 25% or more of each of their assets in any one industry.

Comment 13(b)	In the section entitled “Investment Restrictions,” please reconcile the fundamental investment restriction for Global Tactical Asset Allocation Portfolio which states such Portfolio shall not “issue senior securities nor borrow money, except that the Portfolio may issue senior securities or borrow money to the extent permitted by (i) the 1940 Act, as amended from time to time, (ii) the rules and regulations promulgated by the SEC under the 1940 Act, as amended from time to time, or (iii) an exemption or other relief applicable to the Portfolio from the provisions of the 1940 Act, as amended from time to time” with such Portfolio’s non-fundamental operating policy which states that such Portfolio shall not “borrow money except for temporary purposes and then in an amount not in excess of 5% of the value of the total assets of the Portfolio at the time the borrowing is made.

Response 13(b)	The Global Tactical Asset Allocation Portfolio has a non-fundamental operating policy regarding borrowings that is more stringent than its fundamental investment restriction. The Portfolio’s non-fundamental operating policy, which may be changed by its Board of Trustees, permits such Portfolio to borrow money for temporary purposes in an amount up to 5% of the value of its total assets at the time the borrowing is made. The Portfolio’s fundamental investment restriction, which may only be changed by a shareholder vote, permits it to borrow money provided that immediately after such borrowing the Portfolio has an asset coverage of at least 300% for all borrowings of the Portfolio. Unless changed by the Board of Trustees, the Portfolio currently intends to follow the more stringent non-fundamental operating policy.

Comment 14(a)	In the “Independent Trustees,” “Interested Trustees” and “Officers” tables in section entitled “Trustees and Officers,” please provide all information in a single table for each (e.g., do not use daggers to refer to a separate table).

Response 14(a)	The Portfolio respectfully submits that it believes the tables currently present the information in the most clear and concise manner. The daggers are useful because each Trustee or Officer of Van Kampen Life Investment Trust became a Trustee or Officer of each of the eight Portfolios within Van Kampen Life Investment Trust in different years. The daggers refer to a another table following such tables in which the year that each Trustee or Officer became a Trustee or Officer of each Portfolio is clearly indicated. The Portfolio believes that presenting all of this information within each of the “Independent Trustees,” “Interested Trustees” and “Officers” tables would be difficult to present in a meaningful and clear way and would be confusing to shareholders. Thus, the Portfolio has not revised the tables in this manner.

The Portfolio has amended the column “Number of Funds in the Fund Complex Overseen by Trustee” to include the current number of funds in the fund complex.

Comment 14(b)	In the “Officers” table in section entitled “Trustees and Officers,” please provide a corresponding footnote to the triple daggers.

Response 14(b)	The Portfolio has added the corresponding footnote as requested.

Comment 15	In the section entitled “Investment Advisory Agreements,” please clarify whether performance was a factor in approving the advisory contract.

Response 15	For clarification, the Portfolio directs the Staff to the paragraph entitled “Projected Fees and Expenses of the [Portfolio]” in section entitled “Investment Advisory Agreements,” which currently states the following:

The trustees discussed with the Adviser the performance goals in managing the Portfolio. When considering a fund’s performance, the trustees and the Adviser discussed emphasis on trends and longer-term returns (focusing on one-year, three-year and five-year performance with special attention to three-year performance).

Comment 16	In the section entitled “Other Agreements,” please list the fees paid pursuant to each of the agreements disclosed separately.”

Response 16	The Portfolio respectfully submits that it believes that the current disclosure meets the requirements of Item 14(d) to Form N-1A, which requires that a fund “[s]ummarize the substantive provisions of any other management-related service contract that may be of interest to a purchaser of the Fund’s shares, under which services are provided to the Fund, indicating the parties to the contract, and the total dollars paid and by whom for the past three years (emphasis added).” By aggregating the amount paid pursuant to each of the agreements listed, the Portfolio is providing the total dollars paid. Thus, the Portfolio does not believe that any revisions to the disclosure are necessary.

Comment 17(a)	With respect to the section entitled “Distribution and Service,” please supplementally explain whether the “Distribution and Service Agreement” described in the first paragraph of that section is the same as the “Distribution Plan” and the “Service Plan” described in the second paragraph of that section.

Response 17(a)	The Distribution and Service Agreement is an agreement that is separate from each of the Distribution Plan and the Service Plan. The Distribution and Service Agreement is an agreement between the Trust and Van Kampen Funds Inc., the Distributor for the Van Kampen Funds, pursuant to which the Distributor agrees to sell shares of the Portfolios in exchange for a fee. The Distribution Plan and the Service Plan are each a separate plan adopted by the Trust, on behalf of each Portfolio, which allow each Portfolio to spend a portion of each of their average daily net assets attributable to Class II Shares of each Portfolio in connection with distribution of such shares and in connection with the provision of ongoing services to shareholders of such class. Essentially, the Distribution Plan and the Service Plan for each Portfolio implement the Distribution and Service Agreement.

Comment 17(b)	In the section entitled “Distribution and Service,” please include underwriter compensation information as required by Item 20(b) of Form N-1A.

Response 17(b)	The Portfolio respectfully submits that the information required by Item 20(b) of Form N-1A is currently included in the section entitled “Distribution and Service.” Thus, the Portfolio does not believe that additional disclosure is necessary.

Comment 18(a)	In the section entitled “Other Information — Disclosure of Portfolio Holdings — Non-Public Holdings Information Policy,” please clarify within such disclosure whether the prohibition of disclosing non-public information or trading on non-public information is imputed by the duty of confidentiality or if such prohibitions are specifically referenced in the Portfolio’s policy regarding disclosure of portfolio holdings information.

Response 18(a)	The Portfolio has added the requested disclosure.

Comment 18(b)	With respect to the section entitled “Other Information — Disclosure of Portfolio Holdings — Broker-Dealer Interest Lists,” please supplementally provide the rationale for such disclosure.

Response 18(b)	This disclosure is provided to comply with Item 11(f) of Form N-1A, which states “[d]escribe the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities to any person” and Item 11(f)(2) of Form N-1A, which states [d]escribe any ongoing arrangements to make available information about the Fund’s portfolio securities to any person...”. Although portfolio holdings of the Portfolio are not disclosed in a manner in which it is possible to decipher any particular Portfolio’s portfolio holdings pursuant to these “Broker-Dealer Interest Lists,” the Adviser deems such item prudent to include in the policy regarding disclosure of portfolio holdings information.

Comment 18(c)	In the sections entitled “Other Information — Disclosure of Portfolio Holdings — Transition Managers,” “Other Information — Disclosure of Portfolio Holdings — Other Entities,” and in the last paragraph in the section, please clarify within each such disclosure whether the prohibition of disclosing non-public information or trading on non-public information is imputed by the duty of confidentiality or if it is specifically referenced in the Portfolio’s policy regarding disclosure of portfolio holdings information.

Response 18(c)	The Portfolio has added the requested disclosure.

Comment 19	In the section entitled “Other Information — Proxy Voting Policy and Proxy Voting Record,” please amend the disclosure to state “[t]he Trust’s most recent proxy voting record for the last twelve months ended June 30 filed with the SEC is also available without charge on our website at www.vankampen.com.” [emphasis added]

Response 19	The Portfolio has amended the disclosure as requested.

Comments to Part C

Comment 20	In lieu of Exhibits 27(a) and 27(b), please provide such information as part of Item 27.

Response 20	The Portfolio respectfully believes that General Instruction D, 1(c) permits the Portfolio to include the information required in Item 27 of Part C to be incorporated by reference to an exhibit that is filed as part of the Registration Statement. The Portfolio notes that it regularly files the incorporated by reference exhibits (z)(1) and (z)(2) in each Post-Effective Amendment filing, and does not generally refer back to a previously filed Post-Effective Amendment for the items required by Item 27. Thus, the Portfolio does not believe that any revision is necessary.

Comment 21	Please provide the disclosure required by Item 24 or a more specific reference to the particular location in the Statement of Additional Information where such information is already provided.

Response 21	The Portfolio has made the requested revision.

Comment 22	Please provide disclosure in Item 27(c) as to why it is not applicable.

Response 22	The Portfolio has added the requested disclosure.

*	*	*
          In connection with the effectiveness of the Registration Statement, the Trust acknowledges that the disclosure included in the Registration Statement is the responsibility of the Trust. The Trust further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Trust will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions concerning our responses to your comments, please direct them to Elisa Mitchell at (630) 684-6724 or the undersigned at (312) 407-0863.

Sincerely,

/s/ Charles B. Taylor